Exhibit 99.1

Israeli Biotech Clearmind Medicine Appoints ex-Red Bull Executive
Special Advisor for Developing MEAI as Alcohol Substitute

Nicholas Kadysh, a former Red Bull Canada and Juul Labs Canada executive, is an expert on regulatory issues

VANCOUVER, December 9, 2022 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (CSE: CMND), (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major undertreated health problems, today announced the appointment of seasoned regulatory executive Nicholas Kadysh as special advisor for the development of MEAI as an alcohol substitute.

Kadysh, a former executive at Red Bull Canada and Juul Labs Canada, is a career expert on navigating complex regulatory challenges in the health and food industry. He is the founder of PharmAla Biotech, which manufactures MDMA- and MDXX-class molecules for pharmaceutical research, and the Board Chair of Psychedelics Canada, the trade association for the for-profit, legal Canadian psychedelics industry.

“Nick brings invaluable knowledge of corporate affairs and regulations. We are thrilled to have him join the company and contribute from his vast experience to our alcohol substitute program,” said Dr. Adi Zuloff- Shani, Clearmind’s Chief Executive Officer.

In parallel to developing its innovative novel psychedelic-derived drug candidate MEAI for treating addictions, Clearmind is also building a parallel track in which MEAI is deployed as an alcohol substitute. The company is currently preforming the safety studies for this.

According to NielsenIQ, a global information services company, non-alcoholic beverage sales are growing quickly. Between August 2021 and August 2022, total dollar sales of non-alcoholic drinks in the US stood at $395 million -- a year-on-year growth of approximately 21%.

About Clearmind Medicine Inc.

Clearmind Medicine (Nasdaq: CMND), (CSE: CMND), (FSE: CWY), is a biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems. The company’s flagship patented molecule MEAI is being researched as a potential solution for alcohol addiction and has already demonstrated early evidence of curbing binge behaviors that can lead to alcohol and drug abuse. The Company’s intellectual portfolio currently consists of seven patent families. The company’s primary objective is to research and develop psychedelic-based compounds and commercialize them as regulated medicine, foods or supplements.

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
General Inquiries
Info@Clearmindmedicine.com

www.Clearmindmedicine.com

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses clinical batches production of its novel psychedelic-derived drug candidate, the Company’s upcoming FIH clinical trial, and any future correspondence with the FDA. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (registration No. 333-265900) filed with the SEC on November 16, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.